Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rezolve AI Limited

Rezolve AI Limited Announces Filing of Registration Statement on Form F-4

to Become Publicly Traded in Connection with its Proposed Business

Combination with Armada Acquisition Corp. I

Transaction Expected to Close in the latter part of 2023

London and Philadelphia — June 23, 2023 — Rezolve AI Limited, a leader in mobile commerce and engagement, and Armada Acquisition Corp. I, (Nasdaq: AACI) a publicly traded special purpose acquisition company (“Armada”), today announced the filing of a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”), which contains a preliminary proxy statement/prospectus, with the U.S. Securities and Exchange Commission (the “SEC”) in connection with their proposed business combination. While the Registration Statement has not yet become effective, and the information contained therein is subject to change, it provides important information about Rezolve’s business and operations, the proposed business combination with Armada Acquisition, and the proposals to be considered by Armada Acquisition’s shareholders.

“We are pleased to have reached this milestone toward the merger and believe Rezolve is well positioned to take the important step of becoming a publicly traded company,” said Stephen Herbert, chairman and CEO of Armada Acquisition Corp I.

“We have prepared our business for the next phase of Rezolve’s development with Armada Acquisition to complete the business combination and commence trading on Nasdaq,” said Dan Wagner, Chairman and CEO of Rezolve AI.

On December 17, 2021, Rezolve AI entered into a definitive Business Combination Agreement (as amended and restated on June 16, 2023, the “Business Combination Agreement”) with Armada, which is expected to close in the latter part of 2023, subject to approval by Armada’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. Upon closing of the transaction, the combined company’s shares are expected to trade on the Nasdaq under the ticker symbol “ZONE”.

About Rezolve AI Limited

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices including: Shanghai, New Delhi, Taipei, Frankfurt, Madrid, Mexico City and Providence, RI, USA. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. Is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction and Where to Find It

This press release relates to the proposed business combination involving Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub. In connection with the proposed business combination, on June 16, 2023, Rezolve filed with the SEC a Registration Statement on Form F-4 (File No. 333-272751), including a preliminary proxy statement of Armada and a preliminary prospectus of Rezolve relating to the securities to be issued in connection with the proposed business combination. The Registration Statement is subject to SEC review and further revision and is not yet effective. This press release is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that Rezolve or Armada has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, ARMADA’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY ARMADA OR REZOLVE WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to stockholders of Armada as of a record date to be established for voting on the proposed business combination. Additionally, Armada and Rezolve will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, Armada’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, and other documents filed by Armada with the SEC, without charge, by directing a request to Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act and Section 21E of the Exchange Act. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed business combination and related transactions, including, without limitation, the pre-closing demerger. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Armada, Rezolve Limited, Rezolve or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Armada or shareholders of Rezolve Limited or Rezolve, to receive regulatory approvals or to satisfy other conditions to closing of the transactions contemplated under and in connection with the Business Combination Agreement, including, without limitation, with respect to the pre-closing demerger; (4) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (5) the risk that the proposed business combination disrupts current plans and operations of Armada, Rezolve Limited or Rezolve as a result of the announcement and consummation of the proposed business combination; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (9) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve Limited or Rezolve operate, and other factors beyond their control, such as inflation or rising interest rates; (10) the possibility that Armada, Rezolve Limited, Rezolve or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the ability of existing investors to redeem and the level of redemptions; and (12) additional risks, including those to be included under the header “Risk Factors” in the Registration Statement and those included under the header “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Armada’s Annual Report on Form 10-K for the year ended September 30, 2022 and the Quarterly Reports on Form 10-Q filed by Armada for the quarterly periods ended December 31, 2022 and March 31, 2023. If any of these risks materialize or Armada’s, Rezolve Limited’s or Rezolve’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Armada, Rezolve Limited or Rezolve presently know or that Armada, Rezolve Limited and Rezolve currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Armada’s, Rezolve Limited’s and/or Rezolve’s expectations, plans or forecasts of future events and views as of the date of this press release. Armada, Rezolve Limited and Rezolve anticipate that subsequent events and developments will cause Armada, Rezolve Limited’s and Rezolve’s assessments to change. However, while Armada, Rezolve Limited and Rezolve may elect to update these forward-looking statements at some point in the future, each of Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Armada’s, Rezolve Limited’s and Rezolve’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada, Rezolve Limited or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Rezolve Limited, Rezolve, Rezolve Merger Sub and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Armada’s stockholders in connection with the proposed business combination. Information about the directors and executive officers of Armada may be obtained in the Registration Statement, Armada’s filings with the SEC, including Armada’s initial public offering prospectus, which was filed with the SEC on August 16, 2021, and Armada’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q, all of which is available free of charge at the SEC’s website at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For Rezolve:

Investor Contact:

Jim Gorman

Bishop IR, LLC

jim@bishopir.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

+44-7576-094-040

For Armada Acquisition Corp. I:

Investor Contact:

Jim Gorman

Bishop IR, LLC

jim@bishopir.com